Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280414

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated August 5, 2024)

Tevogen Bio Holdings Inc.

This prospectus supplement updates and supplements the prospectus, dated August 5, 2024 (as supplemented to date, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-280414). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 26, 2024 (the “Form 8-K/A”). Accordingly, we have attached the Form 8-K/A to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our common stock, par value $0.0001 per share (“Common Stock”), and public warrants to purchase Common Stock (“Warrants”) are listed on The Nasdaq Stock Market LLC under the symbols “TVGN” and “TVGNW,” respectively. On August 23, 2024, the closing price of our Common Stock was $0.58 and the closing price for our Warrants was $0.0216.

We are an “emerging growth company” and “smaller reporting company” for purposes of federal securities laws and are subject to reduced public company reporting requirements. Accordingly, the information in the Prospectus and this prospectus supplement may not be comparable to information provided by companies that are not emerging growth companies or smaller reporting companies.

Our business and investment in our Common Stock and Warrants involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 26, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 20, 2024

Tevogen Bio Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41002	85-1284695
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 Independence Boulevard, Suite #410
Warren, New Jersey	07059
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 838-6436

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	TVGN	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Common Stock for $11.50 per share	TVGNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Current Report on Form 8-K originally filed with the Securities and Exchange Commission by Tevogen Bio Holdings Inc. (the “Company”) on August 23, 2024 (the “Original 8-K”), is being filed to provide additional information in Item 1.01 with respect to the timing of the closing of the purchase of Series C Preferred Stock disclosed in the Original 8-K and to incorporate the additional information into Item 3.02.

2

Item 1.01 Entry into a Material Definitive Agreement.

On August 21, 2024, the Company entered into a securities purchase agreement (the “Agreement”) with an investor (the “Investor”), pursuant to which the Investor agreed to purchase 600 shares of Series C Preferred Stock of the Company for an aggregate purchase price of $6.0 million. The Agreement provides that the closing of the sale of the Series C Preferred Stock will take place in two closings, the first for $4.0 million on August 30, 2024, and the second for $2.0 million on September 16, 2024.

The shares of Series C Preferred Stock will be convertible at the election of the holder, beginning six months after the date of issuance, into shares of the common stock, par value $0.0001 per share (the “Common Stock”), of the Company at a conversion price equal to the volume-weighted average price of the Common Stock for the 30 trading days immediately prior to the exercise of the holder’s conversion option, subject to a floor price of $0.6172. To the extent that the issuance of shares of Common Stock pursuant to such conversion would result in the holder holding more than 9.99% of the Common Stock outstanding immediately following such issuance (the “Beneficial Ownership Limitation”), the Company will issue pre-funded warrants with an exercise price of $0.0001 per share to purchase that number of shares of Common Stock that would have otherwise been issued to the holder. Unless a holder of Series C Preferred Stock provides prior written consent to waive the Beneficial Ownership Limitation, and except as pre-funded warrants are issued in lieu of shares of Common Stock, the Company shall not effect any conversion and a holder shall not have the right to convert any shares of Series C Preferred Stock to the extent that such conversion would result in such holder exceeding the Beneficial Ownership Limitation. A holder may, upon written notice to the Company, increase or decrease the Beneficial Ownership Limitation provided that the Beneficial Ownership Limitation in no event shall exceed 19.99%. The Series C Preferred Stock will be subject to a call right providing the Company the right to call the stock at any time after the fifth anniversary of the date of issuance. The Series C Preferred Stock will be non-voting. The Series C Preferred Stock will carry an annual 7.5% cumulative dividend, compounded annually, beginning on the later of (1) September 30, 2024 and (2) the date on which the Investor has paid the entirety of the purchase price under the Agreement and ending on the last business day of the calendar quarter ending September 30, 2034. Dividends will be payable in shares of Series C Preferred Stock or, at the election of the Company, in cash. The Company also agreed that so long as the Series C Preferred Stock is outstanding, the Company will not, without the written consent of the holders of 50.1% of the Series C Preferred Stock, amend, alter, or repeal any provision of the Company’s certificate of incorporation or bylaws in a manner adverse to the Series C Preferred Stock.

The Series C Preferred Stock is being sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The Investor is an existing investor in and lender to the Company and is associated with Dr. Manmohan Patel, an existing investor in the Company and beneficial owner of more than 5% of the Common Stock.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tevogen Bio Holdings Inc.

Date: August 26, 2024	By:	/s/ Ryan Saadi
	Name:	Ryan Saadi
	Title:	Chief Executive Officer

4